Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE PERIOD FROM NOVEMBER 15, 2010

THROUGH DECEMBER 31, 2010

(Dollars in thousands)

Period from November 15, 2010 through December 31, 2010

Earnings
Pre-tax net income	$249
Add:
Fixed charges	3,859

Earnings, as adjusted (A)	$4,108

Fixed charges
Interest expensed and capitalized	$3,859
Amortized premiums, discounts and capitalized expenses related to indebtedness	(2)
Estimate of interest within rental expense	2

Fixed charges, as adjusted (B)	$3,859

Ratio of earnings to fixed charges (A/B)	1.06x